02 MAY -9 AM 10:58

ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : (33) 1 49 77 42 16
Fax : (33) 1 49 77 43 24

02028898

April 25, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English press release related to the First Quarter provisional sales.

Sincerely,

Véronique Gillet
VP Investor Relations

dw 5/9

ESSILOR

COMMUNIQUE DE PRESSE

Chiffre d'affaires du 1er trimestre 2002

+ 6,7% en base homogène

Charenton (25 avril 2002) -- Le chiffre d'affaires consolidé au 31 mars d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

1er trimestre 2002	1er trimestre 2001	%
567,8M€	**517,7M€**	**+ 9,7**

En base homogène, la croissance des ventes atteint 6,7% grâce à une bonne tenue du marché des verres ophtalmiques dans son ensemble. De plus, Essilor bénéficie en ce début d'année du lancement de nouveaux produits et principalement de celui des verres photochromiques Transitions® Next Generation.

A cela s'ajoutent un effet de change (+ 2,3 %) consécutif au niveau du dollar et un léger impact (+ 0,6%) des changements intervenus dans le périmètre de consolidation.

Sur la base de ce premier trimestre, dont le niveau d'activité se situe dans le prolongement de celui de la fin de l'exercice 2001, Essilor est confiant dans sa prévision d'une croissance organique du chiffre d'affaires de 5 à 6 % pour l'ensemble de l'année.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 160 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP)

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com

ESSILOR

PRESS RELEASE

First Quarter 2002 Sales

Up 6.7% Like-for-Like

Charenton (April 25, 2002) -- Essilor, the world leader in ophthalmic optical products, today announced consolidated sales for the three months ended March 31, 2002:

March 31, 2002	March 31, 2001	% Change
€567.8 million	**€517.7 million**	**9.7%**

On a comparable basis, sales were up 6.7% on firm global demand for ophthalmic lenses. Sales were also lifted by the early year launch of new Essilor products, in particular the Transitions® Next Generation photochromic lens.

The currency effect was a positive 2.3%, due to the strength of the US dollar, while changes in the scope of consolidation added a slight 0.6% to growth.

Based on first quarter business levels, which were on a par with year-end 2001 figures, Essilor is confident in its forecast for organic growth in sales of around 5-6% in 2002.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com